Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the Fourth Quarter and

Fiscal Year 2014

BEIJING and DALLAS, March 18, 2015 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Highlights For Fourth Quarter 2014

•	Record Quarterly Net Revenues of $89.7 million, a 32.2% increase year-over-year from $67.9 million in the same period in 2013.

•	Gross profit for the fourth quarter of 2014 was $26.5 million, a 19.9% decrease from $33.1 million in the same period in 2013.

•	Gross margin or gross profit as a percentage of net revenues was 29.6%, up sequentially from 27.8% in the previous quarter and indicative of the stabilization of the profitability outlook.

•	Non-GAAP income from operation for the fourth quarter of 2014 was $2.1 million, a 83.2% decrease from $12.6 million in the same period in 2013.

•	Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 2.4% in the fourth quarter of 2014, up sequentially from a slightly negative operating margin in the previous quarter and also indicative of the stability of the profitability outlook.

•	Non-GAAP net income attributable to NQ Mobile for the fourth quarter of 2014, which excludes share-based compensations, expenses incurred for the handling of short seller allegations and interest expenses related to convertible debts, was $3.2 million or $0.03 per ADS, basic.

Highlights For The Fiscal Year 2014

•	Record Annual Net Revenues of $332.3 million, a 68.9% increase year-over-year from $196.7 million in 2013.

•	Gross profit for fiscal year 2014 was $105.7 million, a 8.7% decrease from $115.8 million in 2013.

•	Non-GAAP income from operation for the fiscal year 2014 was $12.4 million, a 76.7% decrease from $53.3 million in 2013.

•	Non-GAAP net income attributable to NQ Mobile for the fiscal year 2014, which excludes share-based compensations, expenses incurred for the handling of short seller allegations and interest expenses related to convertible debts, was $26.2 million or $0.32 per ADS, basic.

Operating Metrics as of December 31, 2014

As a reminder, beginning in the third quarter of 2014, the Company began presenting the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. The MAUs presented herein include the user accounts in NQ Live, Music Radar and more recent investments such as Yipai and Showself, among others. As such, the MAUs presented herein should only be compared to the third quarter of 2014 and not be compared to operating metrics previously reported in historical periods because there is not a way to accurately compare such results. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications. These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of December 31, 2014: 160.8 million

“We are pleased to report record revenues both for the fourth quarter and the full fiscal year of 2014, as we continued our transition toward the traffic-based mobile entertainment business,” said Dr. Vincent Wenyong Shi, Chairman, Chief Operating Officer and Acting Chief Financial Officer of NQ Mobile. “With the challenging year of 2014 now behind us, our transition is in full swing as we firmly further execute our various strategic initiatives. In addition to our top-line growth, we were also encouraged to see sequential improvement for our margins that indicates stabilization of profitability. We believe we are well-positioned to capture the growth opportunities in the mobile internet landscape.”

Fourth Quarter 2014 Results

Revenues

Net revenues in the fourth quarter of 2014 increased 32.2% year-over-year to $89.7 million from $67.9 million in the same period in 2013.

Mobile value added service revenues decreased 9.9% year-over-year to $24.4 million from $27.1 million in the same period in 2013. The decrease in mobile value added service revenues was due to the decrease in consumer mobile security revenues, which in turn was primarily due to the Company’s moving its focus away from premium security services and focusing more on mobile applications and services. This decrease was offset partially by the growth in mobile gaming revenues and the inclusion of live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the rapid growth of FL Mobile’s game platform and the launch of new games in the fourth quarter of 2014. The inclusion of live mobile social video platform revenues is the result of the consolidation of Showself.

Advertising revenues increased 22.2% year-over-year to $20.4 million from $16.7 million in the same period in 2013. The growth was due to increased monetization through advertising and successful third party application referrals resulting mainly from WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 87.2% year-over-year to $44.0 million from $23.5 million in the same period in 2013. This increase is mainly due to the fast growth of the enterprise mobility business as a result of obtaining a premium distributor agreement with Apple Inc. as well as the acquisition of Trustek, which is also a premium distributor for Apple Inc. In addition, the growth of the services and software component of Enterprise Mobility also reached a record level in the fourth quarter and showed sequential improvement throughout 2014.

Other revenues increased 60.4% year-over-year to $0.9 million from $0.5 million in the same period in 2013. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the fourth quarter of 2014 increased 81.8% year-over-year to $63.1 million from $34.7 million in the same period in 2013. The year-over-year increase was primarily due to higher cost of products for the enterprise mobility business, which totaled $34.4 million in the fourth quarter of 2014 compared to $17.8 million in the same period last year. Customer acquisition costs, including advertising inventory costs, or the cost that the Company pays developers and other partners for advertising space (inventory), increased to $12.3 million in the fourth quarter of 2014 compared to $6.8 million in the same period in 2013. The cost of additional revenue sharing, which is incurred mainly for the Company’s mobile game business increased to $4.6 million in the fourth quarter of 2014 compared to $2.1 million in the same period last year.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2014 decreased 19.9% to $26.5 million from $33.1 million in the same period in 2013. Gross margin, or gross profit as a percentage of net revenues, was 29.6% in the fourth quarter of 2014, compared with 48.8% in the same period in 2013. Excluding the impact from the enterprise mobility business, gross margin was 42.2% in the fourth quarter of 2014, down from 63.6% in the same period in 2013. The primary reason for the decline in gross profit and gross margin is the expansion of the enterprise mobility business which has a lower margin compared with other business of the Company as well as the increase of cost of revenues detailed above.

Operating Expenses

Total operating expenses in the fourth quarter of 2014 increased 22.9% year-over-year to $46.5 million from $37.8 million in the same period in 2013. Non-GAAP operating expenses, which exclude share-based compensation and expenses incurred for the handling of short seller allegations, increased 19.1% year-over-year to $24.5 million from $20.5 million in the same period in 2013.

Selling and marketing expenses in the fourth quarter of 2014 decreased 14.8% year-over-year to $6.6 million from $7.8 million in the same period in 2013. Non-GAAP selling and marketing expenses, which exclude share-based compensation, decreased 14.3% year-over-year to $6.4 million from $7.5 million in the same period in 2013. The year-over-year decrease was mainly due to the decrease in overseas promotional channels associated with the consumer mobile security business.

General and administrative expenses in the fourth quarter of 2014 increased 31.1% year-over-year to $31.4 million from $24.0 million in the same period in 2013. Non-GAAP general and administrative expenses, which excludes share-based compensation and the expenses incurred for the handling of short seller allegations, increased 33.7% year-over-year to $9.8 million, up from $7.3 million in the same period in 2013. The year-over-year increase was mainly due to higher staff costs associated with headcount growth, partially offset by decreased bad debt expenses.

Research and development expenses in the fourth quarter of 2014 increased 39.0% year-over-year to $8.4 million from $6.0 million in the same period in 2013. Non-GAAP research and development expenses, which exclude share-based compensation, increased 44.1% to $8.3 million from $5.7 million in the same period in 2013. The year-over-year increase was primarily due to higher product development expenses associated with higher staff costs associated with headcount growth.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $19.3 million in the fourth quarter of 2014, compared to $14.9 million in the corresponding period in 2013. The increase in share-based compensation expenses was mainly due to performance-based share options granted in relation to the Company’s acquisitions.

Loss/Income from Operations and Operating Margin

Loss from operations in the fourth quarter of 2014 was $19.9 million, compared with an operating loss of $4.7 million in the same period in 2013.

Non-GAAP income from operations, which excludes share-based compensation and expenses incurred for the handling of short seller allegations, decreased 83.2% year-over-year to $2.1 million from $12.6 million in the same period in 2013. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 2.4% in the fourth quarter of 2014, compared with 18.6% in the same quarter in 2013. Excluding the impact from the enterprise mobility business, non-GAAP operating margin was 3.9% in the fourth quarter of 2014, compared to 22.0% in the same period in 2013.

Foreign Exchange Gain, Interest Expenses and Other Income

Foreign exchange gain was $0.5 million in the fourth quarter of 2014, compared with a gain of $0.6 million in the same quarter a year ago. The gain in foreign exchange was primarily attributable to the revaluation of the net monetary assets denominated in functional currency other than US$ and the fluctuation is in line with the fluctuation of the trend of the foreign exchange rates. Interest expenses were $1.1 million in the fourth quarter of 2014, compared with $2.2 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $3.4 million in the fourth quarter of 2014, compared with an income tax benefit of $0.2 million in the same period in 2013.

Net Loss

Net loss attributable to NQ Mobile was $21.2 million in the fourth quarter of 2014, compared with net loss of $4.3 million in the same period in 2013. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, expenses incurred for the handling of short sellers and interest expenses related to convertible debts, was $3.2 million in the fourth quarter of 2014, compared with $14.9 million in the same period in 2013.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $273.0 million as of December 31, 2014.

Cash Flow

Net cash flow used in operations for the fourth quarter of 2014 was $8.5 million.

Fiscal Year 2014 Results

Revenues

Net revenues for the fiscal year 2014 increased 68.9% year-over-year to $332.3 million from $196.7 million in 2013.

Mobile value added service revenues for the fiscal year 2014 increased 2.5% year-over-year to $106.1 million from $103.5 million in 2013. The increase in mobile value added service revenues was primarily due to the increase in mobile game revenues and the inclusion of live mobile social video platform revenues, partially offset by the decrease in consumer mobile security revenues. The increase in mobile game revenues was primarily due to the rapid growth of FL Mobile’s game platform and the launch of new games in the fiscal year of 2014. The inclusion of live mobile social video platform revenues is the result of the consolidation of Showself. The decrease in consumer mobile security revenues was primarily due to the Company’s moving its focus away from premium security subscription-based revenues and focusing more on mobile applications and services that can be monetized.

Advertising revenues for the fiscal year 2014 increased 99.1% year-over-year to $72.9 million from $36.6 million in 2013. Such robust growth was due to increased monetization through advertising and successful third party application referrals resulting mainly from the acquisitions of WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues for the fiscal year 2014 increased 180.5% year-over-year to $148.7 million from $53.0 million in 2013. This increase is mainly due to the fast growth of the enterprise mobility business as a result of obtaining a premium distributor agreement with Apple Inc. as well as the acquisition of Trustek, which is also a premium distributor for Apple Inc. In addition, the growth of the services and software component of Enterprise Mobility also reached a record level during the fiscal year.

Other revenues for the fiscal year 2014 increased 30.4% year-over-year to $4.6 million from $3.6 million in 2013. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues for the fiscal year 2014 increased 180.1% year-over-year to $226.7 million from $80.9 million in 2013. The year-over-year increase was primarily due to higher cost of products for the enterprise mobility business, which totaled $128.5 million for the fiscal year 2014 compared to $37.4 million in 2013. Customer acquisition costs, including advertising inventory costs, or the cost that the Company pays developers and other partners for advertising space (inventory) increased to an aggregate of $40.8 million for the fiscal year 2014 compared to $13.0 million in 2013. The cost of revenue sharing, which is incurred mainly in relation to the Company’s mobile game business increased to $18.1 million for the fiscal year 2014 compared to $3.4 million in 2013.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2014 decreased 8.7% to $105.7 million from $115.8 million in 2013. Gross margin, or gross profit as a percentage of net revenues, was 31.8% for the fiscal year 2014, compared with 58.9% in 2013. Excluding the impact from the enterprise mobility business, gross margin was 49.9% for the fiscal year 2014, down from 71.2% in 2013. The primary reasons for the decline in gross profit and gross margin are the expansion of enterprise mobility business which has a lower margin compared with other business of the Company as well as the increase of cost of revenues.

Operating Expenses

Total operating expenses for the fiscal year 2014 increased 55.2% year-over-year to $186.6 million from $120.3 million in 2013. Non-GAAP operating expenses, which exclude share-based compensation expenses and expenses incurred for the handling of short seller allegations, increased 48.8% year-over year to $93.5 million from $62.9 million in 2013.

Selling and marketing expenses for the fiscal year 2014 increased 16.1% year-over-year to $30.0 million from $25.8 million in 2013. Non-GAAP selling and marketing expenses for the fiscal year 2014, which exclude share-based compensation, increased 21.4% year-over-year to $28.5 million from $23.5 million in 2013. The year-over-year increase was mainly due to higher staff costs associated with headcount growth, partially offset by the decrease in overseas promotional channels associated with the consumer mobile security business.

General and administrative expenses for the fiscal year 2014 increased 70.1% year-over-year to $131.0 million from $77.0 million in 2013. Non-GAAP general and administrative expenses for the fiscal year 2014, which exclude share-based compensation and the expenses incurred for the handling of short seller allegations, increased 68.5% year-over-year to $40.3 million from $23.9 million in 2013. The year-over-year increase was mainly due to higher staff costs associated with headcount growth and increased intangible assets amortization expenses in relation to business acquisitions.

Research and development expenses for the fiscal year 2014 increased 47.2% year-over-year to $25.7 million from $17.4 million in 2013. Non-GAAP research and development expenses for the fiscal year 2014, which exclude share-based compensation, increased 59.8% to $24.6 million from $15.4 million in 2013. The year-over-year increase was primarily due to higher product development expenses and higher staff costs associated with headcount growth.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $83.8 million for the fiscal year 2014, compared to $55.4 million in 2013. The increase in share-based compensation expenses was mainly due to performance-based share options granted in relation to the Company’s acquisitions.

Loss/Income from Operations and Operating Margin

Loss from operations for the fiscal year 2014 was $81.0 million, compared with an operating loss of $4.5 million in fiscal year 2013

Non-GAAP income from operation for the fiscal year 2014, which excludes share-based compensation and expenses incurred for the handling of short seller allegations, decreased 76.7% year-over-year to $12.4 million from $53.3 million in 2013. Non-GAAP operating margin, or non-GAAP income from operations a percentage of net revenues, was 3.7% for the fiscal year 2014, compared with 27.1% in 2013. Excluding the impact from the enterprise mobility business, non-GAAP operating margin was 8.2% for the fiscal year 2014, compared with 32.5% in 2013.

Foreign Exchange Loss, Interest Expenses/Income

Foreign exchange loss was $0.4 million for the fiscal year 2014, compared with a gain of $1.8 million in 2013. The loss in foreign exchange was primarily attributable to the revaluation of the net monetary assets denominated in functional currency other than US$ and the fluctuation is in line with the fluctuation of the trend of the foreign exchange rates. Interest expenses were $5.4 million for the fiscal year 2014, compared with interest income of $0.4 million in 2013. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $5.5 million for the fiscal year 2014, compared with $1.1 million in 2013.

Net Loss/Income

Net loss attributable to NQ Mobile was $76.7 million for the fiscal year 2014, compared with net loss of $1.9 million in 2013. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, expenses incurred for the handling of short seller allegations and interest expenses related to convertible debts, was $26.2 million for the fiscal year 2014, compared with $57.8 million in 2013.

Cash Flow

Net cash provided by operating activities for the fiscal year 2014 was $6.2 million.

Other Significant Events

Other than previously announced events, below please find certain significant events that took place during the fourth quarter of 2014.

NQ Mobile Share Repurchase

On December 23, 2014, the Board authorized the Company to repurchase up to $80 million of its shares on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulation, over the next 12 months. To date, NQ Mobile has repurchased 11.3 million worth of shares on the open market, or a total of approximately 2.6 million ADSs. As of March 18, 2015, $68.7 million remains available for further repurchases under the $80 million authorized share repurchase program.

Business Outlook

The Company expects net revenues to be in the range of $450.0 million to $455.0 million for the full year 2015, representing a 36% to 37% year-over-year increase. Net revenues for the first quarter of 2015 are expected to be in the range of $85.0 million to 86.0 million, representing a 7% to 8% year-over-year increase.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:00 PM U.S. Eastern Time on Wednesday, March 18, 2015, (8:00 AM Beijing/Hong Kong Time on Thursday, March 19, 2015).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44 203-059-8139

China Mainland: 4006208038 or 8008190121

Conference ID: 2628562

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on March 18 through April 1, 2015. The dial-in details for the replay are:

U.S. Toll Free: 1-855-452-5696

International: +1-646-254-3697

Conference ID: 2628562

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations and interest expenses related to convertible debts. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling short seller allegations and interest expenses related to convertible debts, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Twitter: @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	December 31, 2014	December 31, 2013
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	152,984	179,718
Term deposits	116,284	103,331
Restricted cash	3,767	—
Accounts receivable, net of allowance of US$8,892 and US$3,918 as of December 31, 2014 and December 31, 2013, respectively	88,691	81,908
Inventory	13,135	8,443
Deferred tax assets, current portion	1,288	1,131
Prepaid expenses and other current assets	44,136	42,761

Total current assets	420,285	417,292

Non-current assets:
Equity investments, net	35,249	81,972
Property and equipment, net	5,984	3,615
Intangible assets, net	33,890	18,533
Goodwill	320,424	76,020
Deferred tax assets, non-current portion	167	278
Other non-current assets	17,809	11,652

Total Assets	833,808	609,362

LIABILITIES
Current liabilities:
Receipt in advance	12,552	5,383
Accounts payable	24,050	11,726
Deferred revenue	14,922	21,072
Consideration payable of acquiring an investee/associate	817	25,217
Accrued expenses and other current liabilities	35,239	26,401
Tax payable	5,658	4,084

Total current liabilities	93,238	93,883

Non-current liabilities:
Convertible debts	172,500	172,500
Deferred tax liabilities and other liabilities	9,159	2,823

Total Liabilities	274,897	269,206

MEZZANINE EQUITY
Total Mezzanine Equity	21,854	—

SHAREHOLDERS’ EQUITY
NQ Mobile Inc.’s shareholders’ equity	479,929	333,752
Non-controlling interest	57,128	6,404

Total shareholders’ equity	537,057	340,156

Total Liabilities, Mezzanine Equity and Shareholders’ Equity	833,808	609,362

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	US$	US$	US$	US$	US$

Net Revenues
Mobile valued added services	24,412	25,074	27,107	106,103	103,519
Advertising services	20,442	20,376	16,733	72,903	36,623
Enterprise mobility	43,987	34,642	23,492	148,677	53,001
Other services	855	1,103	533	4,641	3,559

Total net revenues	89,696	81,195	67,865	332,324	196,702
Cost of revenues*	(63,148)	(58,656)	(34,733)	(226,651)	(80,928)

Gross profit	26,548	22,539	33,132	105,673	115,774

Operating expenses:
Selling and marketing expenses*	(6,626)	(7,786)	(7,781)	(29,962)	(25,810)
General and administrative expenses*	(31,432)	(26,955)	(23,970)	(131,001)	(77,026)
Research and development expenses*	(8,403)	(6,115)	(6,046)	(25,665)	(17,437)

Total operating expenses	(46,461)	(40,856)	(37,797)	(186,628)	(120,273)

Loss from operations	(19,913)	(18,317)	(4,665)	(80,955)	(4,499)

Interest (expense)/income	(1,102)	(1,547)	(2,204)	(5,360)	411
Foreign exchange gain/(loss), net	462	(33)	575	(391)	1,784
Investment (loss)/income	(794)	2,538	942	12,192	947
Investment impairment	(600)	(2,112)	—	(5,967)	—
Other income, net	4,050	2,686	749	7,387	1,141

Loss before income taxes	(17,897)	(16,785)	(4,603)	(73,094)	(216)

Income tax (expense)/benefit	(3,448)	(856)	173	(5,518)	(1,117)

Net loss	(21,345)	(17,641)	(4,430)	(78,612)	(1,333)

Net loss/(income) attributable to the non-controlling interest	364	605	154	2,125	(523)

Net income attributable to the mezzanine classified non-controlling interest	(251)	—	—	(251)	—

Net loss attributable to NQ Mobile Inc.	(21,232)	(17,036)	(4,276)	(76,738)	(1,856)

Net loss	(21,345)	(17,641)	(4,430)	(78,612)	(1,333)
Other comprehensive income: foreign currency translation adjustment	2,740	20	1,733	362	4,808

Comprehensive income (loss)	(18,605)	(17,621)	(2,697)	(78,250)	3,475

Comprehensive loss/(income) attributable to non-controlling interest	342	605	154	2,103	(523)
Comprehensive income attributable to the mezzanine classified non-controlling interest	(251)	—	—	(251)	—

Comprehensive (loss)/income attributable to NQ Mobile Inc.	(18,514)	(17,016)	(2,543)	(76,398)	2,952

Net loss per Class A and Class B common share, basic	(0.0466)	(0.0377)	(0.0142)	(0.1902)	(0.0068)
Net loss per Class A and Class B common share, diluted	(0.0466)	(0.0377)	(0.0142)	(0.1902)	(0.0068)
Net loss per ADS, basic	(0.2330)	(0.1885)	(0.0710)	(0.9510)	(0.0340)
Net loss per ADS, diluted	(0.2330)	(0.1885)	(0.0710)	(0.9510)	(0.0340)
Weighted average number of common shares outstanding:
Basic	455,920,270	451,839,042	301,640,907	403,443,828	273,981,547
Diluted	455,920,270	451,839,042	301,640,907	403,443,828	273,981,547
Weighted average number of ADS outstanding:
Basic	91,184,054	90,367,808	60,328,181	80,688,766	54,796,309
Diluted	91,184,054	90,367,808	60,328,181	80,688,766	54,796,309

Share-based compensation expense included in:
Cost of revenues	52	94	50	263	370
Selling and marketing expenses	209	481	296	1,430	2,310
General and administrative expenses	18,933	14,895	14,272	81,129	50,708
Research and development expenses	120	230	298	1,022	2,016
Total	19,314	15,700	14,916	83,844	55,404

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2014	September 30, 2014	December 31, 2013	December 31, 2014	December 31, 2013
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(6,626)	(7,786)	(7,781)	(29,962)	(25,810)
Adjustment (a)	209	481	296	1,430	2,310

Non-GAAP selling and marketing expenses	(6,417)	(7,305)	(7,485)	(28,532)	(23,500)

General and administrative expenses under GAAP	(31,432)	(26,955)	(23,970)	(131,001)	(77,026)
Adjustment (a)	18,933	14,895	14,272	81,129	50,708
Adjustment (b)	2,724	2,570	2,385	9,549	2,385

Non-GAAP general and administrative expenses	(9,775)	(9,490)	(7,313)	(40,323)	(23,933)

Research and development expenses under GAAP	(8,403)	(6,115)	(6,046)	(25,665)	(17,437)
Adjustment (a)	120	230	298	1,022	2,016

Non-GAAP research and development expenses	(8,283)	(5,885)	(5,748)	(24,643)	(15,421)

Loss from operations under GAAP	(19,913)	(18,317)	(4,665)	(80,955)	(4,499)
Adjustment (a)	19,314	15,700	14,916	83,844	55,404
Adjustment (b)	2,724	2,570	2,385	9,549	2,385

Non-GAAP income/(loss) from operations	2,125	(47)	12,636	12,438	53,290

Net loss attributable to NQ Mobile Inc. under GAAP	(21,232)	(17,036)	(4,276)	(76,738)	(1,856)
Adjustment (a)	19,314	15,700	14,916	83,844	55,404
Adjustment (b)	2,724	2,570	2,385	9,549	2,385
Adjustment (c)	2,355	2,497	1,859	9,502	1,859

Non-GAAP net income attributable to NQ Mobile Inc.	3,161	3,731	14,884	26,157	57,792

Non-GAAP weighted average number of diluted ADS outstanding:

Basic	91,184,054	90,367,808	60,328,181	80,688,766	54,796,309
Diluted	95,592,633	93,608,747	66,875,584	86,227,583	61,162,286

Non-GAAP earnings per ADS, basic	0.0347	0.0413	0.2467	0.3242	1.0547
Non-GAAP earnings per ADS, diluted	0.0331	0.0399	0.2226	0.3033	0.9449

(a)	Adjustment to exclude the share-based compensation expense of each period
(b)	Adjustment to exclude the expense incurred for the handling short seller allegation
(c)	Adjustment to exclude the interest expense of convertible debts